SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2014
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Vice President and
Chief Financial Officer

Date: October 30, 2014

List of materials

Documents attached hereto:

i) Press release Announcement, Sony Corporation Executive Appointments

News & Information	1-7-1 Konan, Minato-ku Tokyo 108-0075

No.14-107
October 30, 2014

Sony Corporation Executive Appointments

Tokyo, Japan – Sony Corporation today announced the following executive appointments.

As of November 16, 2014

Kunimasa Suzuki	(New)
Group Executive, Sony Corporation Executive Vice President, Sony Entertainment Inc.
(Current)
Corporate Executive Officer, Executive Vice President, Officer in charge of Mobile Business, Sony Corporation President & CEO, Sony Mobile Communications Inc.

Hiroki Totoki	(New)
Group Executive, Sony Corporation President & CEO, Sony Mobile Communications Inc.
(Current)
Corporate Executive, Senior Vice President, In charge of Corporate Planning, Finance and New Business Creation Department, Sony Corporation

As of November 1, 2014
Kazushi Ambe	(New)

Corporate Executive, Senior Vice President,
Senior General Manager of Group Human Resources Department, Headquarters,
Senior General Manager of Corporate Human Resources Division, Professional Services, Sony Corporation

(Current)
Senior General Manager of Group Human Resources Department, Headquarters, Deputy Senior General Manager of Corporate Human Resources Division, Professional Services, Sony Corporation

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